UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Wilson Holdings, Inc.

(Name of Issuer)

  Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

  19325L 20 0

(CUSIP Number)

  Dan Allen
Wilson Holdings, Inc.
2700 Via Fortuna, Suite 400
Austin, Texas 78746
(512) 732-0932

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

  October 11,2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 19325L 20 0		Page 2 of 6 Pages
1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only):
Clark N. Wilson
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF,OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 12,560,826 shares (1)(2)
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 12,560,826 shares (1)(2)
	10.	Shared Dispositive Power: 0
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,560,826 shares (1)(2)
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒
	13.	Percent of Class Represented by Amount in Row (11): 70.61%
	14.	Type of Reporting Person (See Instructions): IN
(1) Includes 100,000 shares issuable upon exercise of stock options assumed by the Issuer in connection with the Merger.
(2) An additional 1,000,000 shares of Common Stock, of which 333,334 shares are held of record by Jud Cary, Trustee of the Taylor Wilson Revocable Trust, 333,000 shares are held by Jud Cary, Trustee of the Bradley Scott Wilson 1993 Trust and 333,000 shares are held by Jud Cary, Trustee of the Lindsey May Kathryn Wilson 1995 Trust (collectively, the "Trusts"), are held for the benefit of Mr. Wilson's children. Mr. Wilson disclaims beneficial ownership of all shares held by the Trusts.

Item 1.              Security and Issuer.

This statement on Schedule 13D ("Schedule 13D") relates to 12,560,826 shares of common stock, $.001 par value per share (the "Common Stock"), of Wilson Holdings, Inc., a Nevada corporation (the "Issuer"), whose principal executive offices are located at 2700 Via Fortuna, Suite 400, Austin, Texas 78746.

Item 2.              Identity and Background.

(a) This Schedule 13D is filed by Clark N. Wilson, who is referred to herein as the "Reporting Person."

(b) Mr. Wilson's business address is 2700 Via Fortuna, Suite 400, Austin, Texas 78746.

(c) Mr. Wilson is the Chairman, Chief Executive Officer, President and a director of the Issuer.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Wilson is a citizen of the United States of America.

Item 3.              Source and Amount of Funds or Other Consideration.

On October 11, 2005, pursuant to an Agreement and Plan of Reorganization dated as of September 2, 2005 by and among Wilson Holdings, Inc., a Nevada corporation formerly known as Cole Computer Corporation, Wilson Acquisition Corp., a Delaware corporation, Wilson Family Communities, Inc., a Delaware corporation ("WFC"), and the Major Shareholders listed on Schedule A thereto, Wilson Acquisition Corp. was merged with and into WFC, and WFC became a wholly-owned subsidiary of Wilson Holdings, Inc. (the "Merger"). As a result of the Merger, Wilson Holdings, Inc., which previously had no material operations, acquired the business of WFC.

In connection with the Merger the Issuer issued 16,804,789 shares of Common Stock to holders of the issued and outstanding shares of the capital stock of WFC. The Issuer has reserved 1,680,478 shares of Common Stock for issuance upon the exercise of options to purchase the Common Stock of WFC issued under the WFC 2005 Stock Option/Stock Issuance Plan (the "Plan"). Immediately prior to the Merger, options to purchase 850,000 shares of WFC Common Stock were issued and outstanding under the Plan, and currently 850,000 shares of Common Stock of the Issuer are reserved for issuance upon the exercise of such issued and outstanding options. Upon consummation of the Merger, the Reporting Person received 12,460,826 shares of Common Stock and options to purchase up to an additional 100,000 shares of Common Stock upon conversion of his shares and options in WFC.

Item 4.              Purpose of Transaction.

The Reporting Person acquired the shares reported herein (other than the shares acquired pursuant to dividends or the shares underlying stock options issued pursuant to the Issuer's employee stock option plans) for long-term investment purposes.

(a) - (j): The information set forth above under "Item 3. Source and Amount of Funds or Other Consideration" is incorporated by reference herein.

Pursuant to the Merger Agreement, each of the officers of WFC prior to the consummation of the Merger, became the officers of the Issuer. Effective as of October 11, 2005, Wayne Mower, the sole director of the Issuer prior to the Merger, increased the size of the Issuer's Board of Directors and appointed the Reporting Person as a director of the Issuer. Mr. Mower resigned from the Board of Directors effective as of October 11, 2005, and has appointed four new directors to the Board of Directors of the Issuer, consisting of the Reporting Person, Michael A. Luigs, Barry A. Williamson, and S. Christopher Ney.

As a result of the Merger and the retention of the new management team, the Issuer intends to focus its efforts at least in the near term on the development of the business of Wilson Family Communities, Inc.

As a result of the Reporting Person's ownership of the majority of the Common Stock and his position as the Issuer's Chairman of the Board, Chief Executive Officer, and President, Mr. Wilson is able to exert significant influence over all matters requiring stockholder approval, including the election and removal of any directors and any merger, consolidation or sale of all or substantially all of the Issuer's assets. In addition, Mr. Wilson may dictate the day-to-day management of the Issuer's business. This concentration of ownership could have the effect of delaying, deferring or preventing a change of control, or impeding a merger or consolidation, takeover or other business combination or sale of all or substantially all of the Issuer's assets. Furthermore, due to this ownership, the Issuer's public float is limited and as a result the trading price for the Common Stock may be more volatile than it would be if such concentration did not exist. In the event that the Reporting Person elects to sell significant amounts of shares of common stock in the future, such sales could depress the market price of shares of Common Stock, further increasing the volatility of the Issuer's trading market.

Except as set forth above, the Reporting Person currently has no plans or proposals that relate to, or that would result in, (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated in clauses (a) through (i).

The Reporting Person currently intends to continuously review his equity interest in the Issuer. Depending on his evaluation of the Issuer's business and prospects, and upon future developments, the Reporting Person may, from time to time, purchase additional securities of the Issuer, dispose of all or a portion of the securities held by the Reporting Person or cease buying and selling shares of the Issuer. Any such additional purchases of securities of the Issuer may be in the open market, by privately negotiated transactions, pursuant to awards under the Issuer's equity incentive plans or otherwise.

Item 5.              Interest in Securities of the Issuer.

(a) The Reporting Person may be deemed to be the beneficial owner of 12,560,826 shares of Common Stock, including 100,000 shares underlying currently exercisable options held by Mr. Wilson. Such 12,560,826 shares represent approximately 70.61% of the outstanding shares of Common Stock.

(b) Mr. Wilson has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 12,560,826 shares.

(c) The Reporting Person received all of his shares in the issuer pursuant to the conversion of shares in WFC as a result of the Merger.

(d) Not applicable.

(e) Not applicable.

Item 6.        Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.             Material to be Filed as Exhibits.

Not applicable.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 21, 2005

/s/ Clark N. Wilson
Clark N. Wilson